Writer's Direct Dial: (212) 225-2376
E-Mail: hgrannis@cgsh.com

February 22, 2013

BY EDGAR Ms. Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	HSBC Finance Corporation (“HSBC Finance”)
Form 10-K for Fiscal Year Ended December 31, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2012
File No. 001-08198

Dear Ms. Ciboroski:

I understand from my colleague David Gottlieb that he had the opportunity to speak today with your colleague Rebekah Lindsey in connection with the comment letter that was received on December 31, 2012 relating to HSBC Finance’s Annual Report on Form 10-K for  the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.  As discussed, HSBC Finance intends to respond to the comments by no later than March 15, 2013.

Ms. Stephanie J. Ciboroski, p. 2

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.  You can reach me at (212) 225-2376.

    Yours sincerely,

/s/ Helena K. Grannis

Helena K. Grannis

cc:           Ms. Rebekah Lindsey, Securities and Exchange Commission
Mr. Michael J. Forde, HSBC Finance Corporation